

October 15, 2013

<u>Via E-mail</u>
Meng Hao
President
Razor Resources Inc.
8-5-128 Jichexiaoqu
Chanchun, Jilin
China

   Re: Razor Resources Inc.
      Form 8-K
      Filed October 8, 2013
      File No. 000-51973

Dear Mr. Hao:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed October 8, 2013</u>

1. We note you disclose that you dismissed Stan J.H. Lee, CPA, on October 5, 2013. The Public Company Accounting Oversight Board ("PCAOB") issued an order to revoke the registration of Stan J.H. Lee, CPA, effective on July 30, 2013, prior to your dismissal. Please amend your Form 8-K to remove any disclosures that reference your prior auditor's dismissal and disclose that the PCAOB revoked the registration of Stan H.J. Lee, CPA.

2. When you file and amendment to Form 8-K please request that your former accountant furnish you with a letter addressed to the Commission stating whether it agrees with the statements being made by you and, if not, stating the respects in which it does not agree. You may file the letter as an exhibit 16 to the amended Form 8-K. See Item 304(a)(3) of Regulation S-K.

3. Please update the disclosures in paragraphs (a)(iv) and (a)(v) that define the interim period from April 30, 2013 through October 5, 2013 so that the period also corresponds with July 30, 2013, the date of the accounting firm's PCAOB revocation.

4. As requested in the staff letter dated August 20, 2013, please also confirm with us that you will perform the following:

   - As soon as reasonably practicable file an amendment to the Form 10-K for the fiscal year ended April 30, 2013 to remove any reference to the audit opinion of Stan J.H. Lee, CPA and clearly label your financial statements for the years ended April 30, 2013 and 2012 as unaudited.

   - Then file another amendment to the Form 10-K for the fiscal year ended April 30, 2013 and include the re-audited financial statements for the years ended April 30, 2013 and 2012 performed by your successor accounting firm, Kenne Ruan, CPA, P.C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have questions regarding these comments and related matters, please contact me at 202-551-3796.

                Sincerely,

                /s/ Myra Moosariparambil

                Myra Moosariparambil
                Staff Accountant